FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 36 DATED MARCH 16, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 34 to the Prospectus, dated February 13, 2006 and Supplement No. 35 to the Prospectus, dated February 28, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering; and

•	to describe the potential acquisition of a property located in Chicago, Illinois by the Core Fund.
Status of the Offering
     As of March 14, 2006, we had received gross offering proceeds of approximately $275.8 million from the sale of 27,815,466 of our common shares, including approximately $3.8 million of gross proceeds related to the sale of 403,829 common shares pursuant to our dividend reinvestment plan. As of March 14, 2006, 172,588,363 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,596,171 common shares available under our dividend reinvestment plan.
Potential acquisition of 333 West Wacker by the Core Fund
     On March 10, 2006, a subsidiary of the Core Fund entered into a contract with an unaffiliated third party to acquire 333 West Wacker, an office property located in the central business district in Chicago, Illinois. An Institutional Co-Investor has the right to co-invest with the Core Fund in an amount equal to at least 20% of the equity capital invested in properties in which the Core Fund acquires interests. Should the Institutional Co-Investor decide to co-invest in the acquisition of 333 West Wacker, it would acquire such interest in the property and subsidiaries of the Core Fund and affiliates of Hines would acquire the remaining 80% interests. We own a 27.37% non-managing general partner interest in the Core Fund as of the date of this filing. The property consists of a 36-story office building and a parking structure that were constructed in 1983. The building contains an aggregate of approximately 868,000 square feet of rentable area and is approximately 92% leased. Skadden Arps, a legal firm, leases 161,342 square feet, or approximately 19%, of the property’s rentable area. This lease expires in June 2009. Nuveen Investments, an investment services company, leases 156,392 square feet, or approximately 18%, of the property’s rentable area. This lease expires in February 2013. No other tenant leases more than 10% of the rentable area. The Core Fund’s management believes that 333 West Wacker is suitable and adequate for its intended purpose.
     The aggregate purchase price for 333 West Wacker is expected to be approximately $223.0 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund anticipates that the acquisition will be funded with borrowings under a revolving credit facility agreement held by its subsidiary and mortgage financing obtained in connection with the acquisition. In connection with the acquisition of 333 West Wacker, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund no more than approximately $1.6 million in cash acquisition fees.
     The Core Fund anticipates that the acquisition of 333 West Wacker will be consummated on April 3, 2006. Although management of the Core Fund believes the acquisition of 333 West Wacker is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of 333 West Wacker will be consummated. If the Core Fund elects not to close on 333 West Wacker, it will forfeit the $16.0 million earnest money deposit made.